SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO.  2 )*


                                  Aldila, Inc.
           ----------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share

           ----------------------------------------------------------
                         (Title of class of securities)

                                    014384200

           ----------------------------------------------------------
                                 (CUSIP number)

                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484

--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                April 29, 2004

           ----------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 014384200                                                  Page 2 of 4
-------------------                                            -----------------

                                  SCHEDULE 13D

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Acquisitor Holdings (Bermuda) Ltd.
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda

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                 7.     SOLE VOTING POWER
NUMBER OF               0
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                0
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                  0
WITH            ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------                                            -----------------
CUSIP No. 014384200                                                  Page 3 of 4
-------------------                                            -----------------


                               AMENDMENT NO. 2 TO
                               ------------------
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 2 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the undersigned (the "Reporting Person"). This Amendment amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Item 3 is hereby amended and restated as follows:

     The aggregate purchase price of the 0 shares of Common Stock beneficially held by the Reporting Person is $0.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Item 5 is hereby amended and restated as follows:

     (a) As of the close of business on April 29, 2004, the Reporting Person beneficially owned 0 shares of Common Stock constituting 0% of the shares of Common Stock outstanding.

     (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

     (c) During the past 60 days, the Reporting Person effected no transactions in the Common Stock other than as set forth in the following table:


--------------------  -------------------  -----------------------  ------------
       Date               Buy or Sell          Number of Shares         Price
--------------------  -------------------  -----------------------  ------------

--------------------  -------------------  -----------------------  ------------
     4/29/2004               Sell                  379,616             $7.5059
--------------------  -------------------  -----------------------  ------------

     The above transaction was effected on the open market.

     (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) The Reporting Person ceased to be a five percent (5%) beneficial owner of the shares of Common Stock of the Issuer on April 29, 2004.

-------------------                                                  -----------
CUSIP NO. 014384200                                                  Page 4 of 4
-------------------                                                  -----------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2004



ACQUISITOR HOLDINGS (BERMUDA) LTD.


By:  /s/  Duncan Soukup
---------------------------
Name:  Duncan Soukup
Title:  Deputy Chairman


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